September 14, 2018

David Fellows
Chief Executive Office
Nightstar Therapeutics plc
215 Euston Road
London NW1 2BE
United Kingdom

       Re: Nightstar Therapeutics plc
           Draft Registration Statement on Form F-1
           Submitted September 7, 2018
           CIK No. 0001711675

Dear Mr. Fellows:

       This is to advise you that we do not intend to review your registration statement.

        We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Irene Paik at 202-551-6553 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Healthcare & Insurance